January 17, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Renewable Energy Group, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-175627)

Ladies and Gentlemen:

As underwriters of the Company’s proposed public offering of up to 8,280,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern Time on January 18, 2012, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 3, 2012, through the date hereof:

Preliminary Prospectus dated January 3, 2012:

4,935 copies were distributed to prospective Underwriters, institutional investors, dealers and others as follows: 986 to institutional investors and 3,949 to retail investors.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

UBS SECURITIES LLC
PIPER JAFFRAY & CO.
As Representatives of the several Underwriters

UBS SECURITIES LLC

By:	/s/ Daniel H. Klausner
Name:	Daniel H. Klausner
Title:	Executive Director

By:	/s/ Rakhee Bhagat
Name:	Rakhee Bhagat
Title:	Associate Director

PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name:	Christie L. Christina
Title:	Managing Director

[Signature page to Renewable Energy Group, Inc. Acceleration Request]